

Mail Stop 7010

February 29, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Andre Dimino
Chief Financial Officer
ADM Tronics Unlimited, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647

      RE: Form 10-KSB for the fiscal year ended March 31, 2007
              Form 10-QSB for the period ended September 30, 2007
              File No. 000-17629

Dear Mr. Dimino:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant at (202) 551-3692.

                                Sincerely,

                                Rufus Decker
                                Accounting Branch Chief